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SEC 288(08-02) POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                       -------------------------
                                                       OMB APPROVAL
                                                       -------------------------
                                                       OMB NUMBER: 3235-0379
                                                       -------------------------
                                                       EXPIRES: JUNE 30, 2003
                                                       -------------------------
                                                       ESTIMATED AVERAGE
                                                       BURDEN
                                                       HOURS PER RESPONSE 2.0
                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-X

                 APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND
                                   UNDERTAKING

A.    Name of issuer or person filing ("Filer"): CoolBrands International Inc.

B.    This is [check one]:

      |X| an original filing for the Filer.

      |_| an amended filing for the Filer.

C.    Identify the filing in conjunction with which this Form is being filed:

      Name of registrant:           CoolBrands International Inc.

      Form type:                    Form 40-F

      File Number (if known):

      Filed by:                     CoolBrands International Inc.

      Date Filed (if filed
      concurrently, so indicate):   Filed Concurrently

D. The Filer is incorporated or organized under the laws of Nova Scotia, Canada and has its principal place of business at:

      8300 Woodbine Avenue
      5th Floor
      Markham, Ontario
      Canada L3R 9Y7

E. The Filer designates and appoints Integrated Brands, Inc. ("Agent"), located at:

      4175 Veterans Highway
      Ronkonkoma, NY  11775
      Attn: Garry P. Stevens

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

      (a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission ("Commission"); and

      (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F filed concurrently herewith, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.

      The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ronkonkoma, Country of United States of America, this 17 day of January, 2003.

                                             COOLBRANDS INTERNATIONAL INC.

                                             By: /s/ David J. Stein
                                                --------------------------------
                                             Name:   David J. Stein
                                             Title:  Co-Chief Executive Officer
                                                        and President

      This statement has been signed by the following person in the capacity indicated on January 17, 2003.

                                             INTEGRATED BRANDS, INC.

                                             By:  /s/ Gary P. Stevens
                                                --------------------------------
                                             Name:    Gary P. Stevens
                                             Title:   President